______________________________________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 ________________________

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

________________________

MOODY NATIONAL REIT II, INC.
(Name of Subject Company)

MOODY NATIONAL REIT II, INC.
(Names of Persons Filing Statement)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE

CLASS T COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

________________________

Brett C. Moody
Chief Executive Officer
9655 Katy Freeway, Suite 600

Houston, Texas 77024

(713) 977-7500

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of the persons filing statement)

________________________

with copies to:

Rosemarie A. Thurston

Aaron C. Hendricson
Alston & Bird LLP

1201 West Peachtree Street

Atlanta, Georgia 30309
(404) 881-7000

______________________________________________________________________________________

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to a cash tender offer (the “Offer”) by Comrit Investments 1, Limited Partnership, a Cayman Islands Exempted Limited Partnership (the “Offeror”), to purchase from the stockholders of Moody National REIT II, Inc., a Maryland corporation (the “Company”), up to 234,291 outstanding shares of the Company’s Class A common stock, par value $0.01 per share (“Class A Common Stock”), and up to 25,000 outstanding shares of the Company’s Class T common stock, par value $0.01 per share (“Class T Common Stock,” and collectively, the “Common Stock”), at a price of $11.57 per share of Common Stock, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 26, 2023 (the “Offer to Purchase”) and the related Assignment Form, as set forth in Comrit’s Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on September 26, 2023 (the “Schedule TO”). Unless the Offer is extended by the Offeror, the Offer will expire at 11:59 p.m., Eastern Time, on November 17, 2023.

AS DISCUSSED BELOW, THE COMPANY’S BOARD OF DIRECTORS (the “BOARD”) UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES OF COMMON STOCK FOR PURCHASE PURSUANT TO THE OFFER.

Item 1. Subject Company Information.

The Company’s name and the address and telephone number of its principal executive office is as follows:

Moody National REIT II, Inc.
9655 Katy Freeway, Suite 600

Houston, Texas 77024

(713) 977-7500

This Schedule 14D-9 relates to the Common Stock. As of September 30, 2023, there were 13,640,429 shares of Common Stock issued and outstanding, comprised of 13,000,645 shares of Class A Common Stock, 480,692 shares of Class T Common Stock and 159,092 shares of the Company’s Class I common stock.

Item 2. Identity and Background of Filing Person.

The Company is the person filing this Schedule 14D-9. The Company’s name and the address and telephone number of its principal executive office are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Offer, pursuant to which the Offeror has offered to purchase up to 259,291 shares of Common Stock, comprised of up to 234,291 shares of Class A Common Stock and up to 25,000 shares of Class T Common Stock, at a price equal to $11.57 per share of Common Stock, subject to certain terms and conditions of the Schedule TO. Unless the Offer is extended by the Offeror, the Offer will expire at 11:59 p.m., Eastern Time, on November 17, 2023.

According to the Schedule TO, the business address for the Offeror is 9 Ahad Ha’am Street, Tel Aviv, Israel 6129101, and the business telephone number is 972-3-519-9936.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Offeror and its executive officers, directors or affiliates.

In addition, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except as may be discussed in the Company’s prior filings with the SEC, which can be found in the sections entitled: (i) “Part I, Item 1A. Risk Factors – Risks Related to Conflicts of Interest” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 29, 2023 (the “Form 10-K”); (ii) Note 6, Related Party Arrangements, to the Consolidated Financial Statements contained in “Part IV, Item 15. Exhibits and Financial Statement Schedules” in the Form 10-K, (iii) “Part III, Item 11. Executive Compensation” in the Form 10-K; (iv) “Part III, Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in the Form 10-K; (v) “Part III, Item 13. Certain Relationships and Related Transactions and Director Independence” in the Form 10-K; and (vi) Note 6, Related Party Arrangements, to the Consolidated Financial Statements contained in “Part I, Item 1. Financial Statements” in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2023, filed with the SEC on May 12, 2023, and Note 6, Related Party Arrangements, to the Consolidated Financial Statements contained in “Part I, Item 1. Financial Statements” in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2023, filed with the SEC on August 14, 2023 (collectively, the “Form 10-Qs”), all of which information is incorporated herein by reference. The Form 10-K was previously made available to all of the stockholders, and the Form 10-K and the Form 10-Qs are available for free on the SEC’s website at www.sec.gov.

Item 4. The Solicitation or Recommendation.

(a)	Recommendation.

The Board, in consultation with the Company’s advisor, has reviewed the terms of the Offer. Based on its review, the Board has unanimously determined that the Offer is not advisable and is not in the best interests of the Company’s stockholders. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES FOR PURCHASE BY THE OFFEROR PURSUANT TO THE TERMS OF THE OFFER.

The information set forth in the letter to the Company’s stockholders, dated October 10, 2023 (the “Letter to Stockholders”), a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9, is incorporated herein by reference.

(b)	Reasons for the Recommendation.

The information set forth in the Letter to Stockholders, a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9, is incorporated herein by reference.

(c)	Intent to Tender.

The Company’s directors and executive officers are entitled to participate in the Offer on the same basis as the Company’s other stockholders. However, after reasonable inquiry and to the best knowledge of the Company, none of the directors or executive officers of the Company intends to tender or sell shares of Common Stock held of record or beneficially by such person for purchase pursuant to the Offer.

Further, after reasonable inquiry and to the best knowledge of the Company, none of the Company’s subsidiaries or other affiliates currently intends to tender or sell shares of Common Stock held of record or beneficially by such person for purchase pursuant to the Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

To the knowledge of the Company, neither the Company nor any person acting on its behalf has directly or indirectly employed, retained or agreed to compensate any person to make solicitations or recommendations to the Company’s stockholders concerning the Offer.

Item 6. Interest in Securities of the Subject Company.

Based on the Company’s records and reporting policies and on information provided to the Company by its directors, executive officers, affiliates and subsidiaries, during the 60 days prior to the filing of this Schedule 14D-9, no transactions with respect to the Common Stock have been effected by the Company, its executive officers, directors, affiliates or subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals.

The Company has not undertaken and is not engaged in any negotiations in response to the Offer that relate to or would result in: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present distribution or dividend rate or policy, or indebtedness or capitalization of the Company.

Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer which relates to or would result in one or more of the foregoing matters.

Item 8. Additional Information.

Cautionary Note Regarding Forward-Looking Statements.

Certain statements included in this Schedule 14D-9 that are not historical facts (including any statements concerning investment objectives, other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are only predictions. The Company cautions that forward-looking statements are not guarantees. Actual events or our investments and results of operations could differ materially from those expressed or implied in any forward-looking statements. Forward-looking statements are typically identified by the use of terms such as “may,” “should,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “potential” or the negative of such terms and other comparable terms. The forward-looking statements included herein are based upon the Company’s current expectations, plans, estimates, assumptions and beliefs, which involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, the Company’s actual results and performance could differ materially from those set forth in the forward-looking statements. Such forward looking statements are subject to certain risks, uncertainties and assumptions, including those detailed under “Part I, Item 1A. Risk Factors” in the Form 10-K and “Part II, Item 1A. Risk Factors” in each of the Form 10-Qs. Except as otherwise required by the federal securities laws, the Company undertakes no obligation to publicly update or revise any forward-looking statements made after the date hereof, whether as a result of new information, future events, changed circumstances or any other reason.

Item 9. Exhibits.

Exhibit	Description
(a)(1)	Letter to stockholders*
(a)(2)	Email to Financial Advisors*
(e)(1)	Excerpts from the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 29, 2023**
(e)(2)	Excerpts from the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2023, filed with the SEC on May 12, 2023**
(e)(3)	Excerpts from the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2023, filed with the SEC on August 14, 2023**

*	Filed herewith
**	Those sections of the Form 10-K and the Quarterly Reports specified in Item 3 hereto are incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2023

By:

/s/ Brett C. Moody

Name: Brett C. Moody

Title: Chief Executive Officer and President